Exhibit 99.1

Ehave, Inc. Appoints New Members to its Board of Directors

Ted Witek, DrPH, Appointed as Chairman of the Board

Steve Stefano and Harry Levy, M.D., Appointed as Directors

Toronto, ON (January 10, 2016) – Ehave, Inc. (OTCQB: EHVVF), a healthcare company dedicated to empowering the mental health community with next-generation digital solutions, today announced the appointment of three members to its Board of Directors. Ted Witek, DrPH, Chief Scientific Officer at Innoviva (Nasdaq: INVA); Steve Stefano, Managing Director at Ashfield Market Access; and Harry Levy, M.D., Chief Executive Officer of interMDnet Corporation, will join Ehave’s Board effective today. Scott Woodrow, founder and former Chairman of the Board at Ehave, has been reappointed as a Director.

“The appointment of Ted as our Chairman of the Board and Steve and Harry as Directors will provide Ehave with guidance from some of the most successful people in the healthcare industry,” said Prateek Dwivedi, President and CEO of Ehave. “Ted’s long and diverse career in large pharma, small biotech and healthcare public policy will help us to execute on our strategy to develop and grow Ehave Connect through the establishment of partnerships with a variety of companies in mental healthcare. His involvement and thought leadership validates the significant potential of our company.”

Prateek Dwivedi continued, “In addition, Steve’s depth of knowledge and long-term relationships with payors, including pharmacy benefit managers (PBMs), national insurers, regional healthcare plans and state Medicaid associations, will be extremely valuable as we navigate the healthcare coverage landscape in the U.S. leading up to the commercialization of Ehave Connect. Furthermore, Harry’s experience creating efficient digital platforms that enable e-learning for physicians will allow us to optimize the design of our digital platform to ensure it meets the needs of mental health professionals. We thank Scott Woodrow for the time he spent as Chairman of the Board as well as David Stefansky and Jesse Kaplan for the contributions they made to Ehave as previous Directors of our Board.”

Ted Witek, DrPH, Chairman

Dr. Ted Witek is a healthcare executive and scholar based in Toronto and Lisbon. He currently serves as the Chief Scientific Officer of Innoviva (Nasdaq: INVA). He is also appointed a Senior Fellow at the Institute of Health Policy, Management, and Evaluation of The University of Toronto and Professor at the Dalla Lana School of Public Health and Faculty of Pharmacy.

Prior to joining Innoviva, Dr. Witek served as President and Chief Executive Officer of Boehringer Ingelheim in Canada and in Portugal. Joining Boehringer in 1992, Dr. Witek held a number of positions of increasing responsibility, including leading the global clinical development and launch of several respiratory products, most notably Spiriva®. Dr. Witek led the Respiratory and Immunology clinical research groups in the U.S. and served as the Boehringer Co-chair of the Joint Operating Committee with Pfizer in their global alliance. During his tenure in Canada, Dr. Witek served on the Board of Directors at Rx&D, Canada’s National Association for Research-Based Pharmaceutical Companies, chairing its Heath Technology Assessment and Public Affairs Committees. He also served more than 10 years on the Drug/Device Discovery and Development Committee of the American Thoracic Society, serving as Chairman from 2010 to 2012. He currently serves on the Ontario Heath Innovation Council. Dr. Witek holds a doctorate of public health from Columbia University, an M.P.H. from Yale University, and an MBA from Henley Management College.

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	1

Steve Stefano, Director

Steve Stefano is a seasoned pharmaceutical executive and entrepreneur with more than 30 years of relevant industry experience. Mr. Stefano currently serves as Managing Director of Ashfield Market Access, a subsidiary of United Drug Group, a multi-national corporation based in Dublin, Ireland, that provides outsourced commercial and medical solutions to biopharmaceutical companies. Ashfield Market Access is a consulting organization that specializes in market research, market strategies, and account management for payer reimbursement and retail distribution in the U.S. commercial market. Prior to joining the Ashfield Market Access, Mr. Stefano founded and served as Managing Partner of SynopiaRx, a consulting firm specializing in U.S. payer reimbursement and retail distribution. SynopiaRx was acquired by United Drug Group in 2012.

From 1986 to 2009, Mr. Stefano held various roles of increased responsibility at Glaxo, GlaxoWellcome, and GlaxoSmithKline (GSK), within its commercial organizations. From 1986 to 2009, Mr. Stefano led GSK’s U.S. Payer Markets Divisions. From 2001 to 2008, he led GSK’s Neurohealth Division, and organically grew the division’s sales from $300 million to $2.6 billion in seven years. Mr. Stefano also spearheaded the acquisition of several critical and strategic in-licensed medicines for GSK, including Horizant®, Dynastat®, and Potiga®, as well as the acquisition of Reliant Pharmaceuticals.

Mr. Stefano served on the Board of Directors for Valeant Pharmaceuticals (2008-2010), Teamm Pharmaceuticals (2001-2004), and The Jimmy V Celebrity Golf Classic (2002-2009). He has been a frequent guest lecturer at the Duke Fuqua School of Business and at the University of Pennsylvania Wharton School of Business. He is a graduate of Saint Joseph’s University.

Harry Levy, M.D., Director

Dr. Harry Levy, who is the Founder and CEO of interMDnet Corporation, which for the past 20 years in partnership with the Albert Einstein College of Medicine in New York and academic professors from 15 other U.S. medical schools, has pioneered the design and distribution of e-learning for physicians, allied medical professionals, and health consumers. Among its many clinical offerings across various digital platforms, interMDnet created innovative “medutainment,” real-time, competitive educational games which motivate physicians to adopt new clinical guidelines and protocols.

Prior to founding interMDnet, Dr. Levy was the research director of Health Opinion Research, Inc., where he led the development of “video interactive patients,” a research tool designed to prospectively assess actual physician-patient practice behavior. Dr. Levy received his A.B. degree from Columbia University, his M.D. from New York University, post-doctoral training in community and preventive medicine at the Mount Sinai School of Medicine in New York, where he was later a fellow and junior faculty member, and his M.P.H. from Yale.

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	2

About Ehave, Inc.

Ehave is empowering the mental healthcare community with next-generation, data-rich patient management, assessment, and remediation tools. With Ehave Connect, Ehave’s cloud-based software platform, clinicians can make better-informed, individualized treatment decisions across teams and disciplines while keeping patients informed and engaged throughout their mental healthcare journey. Ehave Connect offers a powerful set of core features that integrate seamlessly with a growing selection of tools and applications developed by Ehave and its leading partners. Ehave is launching several digital applications under its MegaTeam brand for the assessment and remediation of ADHD, with pilot studies now underway at the Hospital for Sick Children (SickKids). Ehave is headquartered in Toronto’s Discovery District, a hub of healthcare, innovation, and technology in Toronto, Canada. For more information, visit https://www.ehave.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,”

“plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company’s research, manufacturing and other development efforts; (ii) the Company’s ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company’s products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company’s industry and introduction of competing products; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading "Risk Factors" in Ehave, Inc.’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC's website, http://www.sec.gov

Contact

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (investors)

jdrumm@tiberend.com; (212) 375-2664

Claire LaCagnina (media)

clacagnina@tiberend.com; (212) 375-2686

Ehave | 250 University Avenue, Suite 200 | Toronto, ON M5H 3E5 | 647-490-5122 | info@ehave.com	3